• Wil[redacted] of the shares in Unitor
• Oper[redacted] to MNOK 663 (561)
• EBIT[redacted] (31)

UNITOR

Q2 2005

Highlights
Q2 2005 was a satisfactory quarter for Unitor with both operating revenues and operating results ending significantly higher than Q2 2004. The main contributor to the improved results is the Ships Service division, which increased revenues by 11% to MNOK 475 (428) and operating results by 79% to MNOK 75 (42). The Ships Equipment division also showed positive developments as revenue increased by 41% to MNOK 188 (133) and order intake by 260% to MNOK 518 (141).

Financial performance
Q2 operating revenues ended at MNOK 663 (561). Adjusted for revenues related to TeamTec, revenues increased by MNOK 60, an increase of 11 %. The gross margin increased by 15% to MNOK 294 (256). With higher gross margin and an increase in operating costs of 6%, Unitor's operating results increased by 77% to MNOK 55 (31). This gives a Q2 operating result margin of 8,3%. Finance costs increased to MNOK 14 (8). This includes a one-time effect of MNOK 7 relating to revaluation of balance sheet items as a consequence of implementing IFRS. EBT reached MNOK 41 (23), up 78%.
Total assets increased to MNOK 1.963 (1.801), up MNOK 57 from year-end 2004. The increase is in accounts receivable with MNOK 52, inventories with MNOK 28 and fixed assets (cylinders) with MNOK 34, whereas there is a reduction in cash and cash related short-term assets.
Q2 net change in cash from operations was MNOK 0 (26).

Other Financial information
In the table of key ratios below Unitor reports EBT and EPS that is not consistent with 2004 reporting. This is due to the change in accounting principles from NGAAP to IFRS. One significant effect of this conversion relates to currency exchange variance for cylinder deposit liabilities. According to IFRS the balance sheet revaluation shall be included in the P&L as finance costs. Due to reduced $ exchange rates in the 2nd half of 2004, Unitor reports an unrealized currency exchange gain which distorts the above ratios.

Unitor Ships Service
The Ships Service division strengthened the positive trend over the last few years and increased revenues with 11% to MNOK 475 (428). Revenues from sales to trading vessels was MNOK 445 (399) an increase of 16%. The division's operating result was MNOK 75 (42) reflecting improved performance across the division.
All geographical areas achieved increased revenues with the highest nominal growth coming from Scandinavia, Southeast Europe and Asia. BU Chemical revenue was MNOK 157 (140), an increase of 17%. BU Safety revenue was MNOK 85 (81), an increase of 10%. BU Refrigeration revenue totaled MNOK 74 (64), an increase of 20%. Revenue from BU Maintenance & Repair totaled MNOK 110 (101), an increase of 15%.
YTD the division has serviced more than 13.900 vessels, an increase of almost 1.000 from last year.
The introduction of the new gas cylinder system UniTrak proceeds as planned. At the end of June approximately 52% of the vessels buying gas, have converted to UniTrak.

On April 1st Unitor launched a new line of immersion suits in response to SOLAS requirements which implies such suits for all shipboard personnel by July 1st 2006. Unitor has received orders from several major customers and market interest continues to be high.

Unitor Ships Equipment
Revenue from sales of systems to shipyards totaled MNOK 188 (133) an increase of 11% (adjusted for TeamTec revenue). The order intake for the division was the highest registered at MNOK 518 *(141), an increase of 260%. The accumulated order reserve as of June 30th was MNOK 879 (560).* The increased order intake and order reserve reflects the development in the division with all units reporting significant increase. As previous reported Marine Contracting signed a contract with Hyundai Heavy Industries for MNOK 230 for insulation of LPG carriers. In addition both TeamTec and Marine Systems reported good order intake in the period.
Q2 operating result was still disappointing at MNOK 4 (6). Marine Contracting and TeamTec is performing according to expectations while results from Marine Systems are disappointing.
To achieve improved operating efficiency and greater penetration in the safety market, Marine Systems' operations in the Far East and Europe were reorganized in June to Unitor Marine Safety (UMS). UMS is responsible for product development, assembly/production, sales, delivery and service of safety & nitrogen systems including equipment, but will also continue to sell BU products *to shipyards. The new organization will be able to move quickly to adapt changes in market conditions* and exploit new business opportunities.
As a consequence on the above focus, Unitor will cease to quote for the heating, ventilation and air conditioning (HVAC) orders in the new building sector but will strengthen its service offered for such systems to the trading ship segment.

Shareholder information
On June 19th Wilh. Wilhelmsen ASA (WW) entered into an agreement with Umoe Industri AS, the Norwegian National Insurance Scheme Fund (Folketrygdfondet) and Odin Forvaltning for the acquisition of 90.4% of the outstanding shares in Unitor ASA at NOK 73,50 per share.
Pre-closing approvals from relevant competition authorities have now been given and WW have *per July 19th completed the process of the share transfer. WW will be obligated to make a mandatory* offer to all shareholders of Unitor ASA for the acquisition of the remaining shares. The offer price must be no less than the price agreed on June19th 2005. It is expected that the offer is made early August, prior to the extraordinary General Meeting, but no later than four weeks after the share transfer. From the offer is made there will be an offer period of minimum four weeks and maximum six weeks, during which the shareholders of Unitor ASA may accept the mandatory offer.

An extraordinary General Meeting will be called for August 8th

Figures in brackets refer to the same period last year at spot exchange rates, % are calculated based on fixed exchange rates
** EBIT = Operating result*

Key ratios IFRS

		2005 2 q	2004 2 q	2005 1 q	2004 4 q	2004 3 q
Operating revenues	MNOK	663	561	594	567	548
EBITDA	MNOK	70	47	41	42	54
Operating result***	MNOK	55	31	25	28	41
EBT	MNOK	41	23	18	41	41
EPS	NOK	1.43	0.72	0.64	1.74	1.33
Cashflow from operations	NOK	0	26	(38)	84	34
Earnings per share fully diluted	NOK	1.42	0.72	0.64	1.74	1.33
Operating margin	%	8.3	5.6	4.2	5.0	7.4
EBITDA margin	%	10.6	8.3	6.9	7.3	9.9
EBT/Sales	%	6.1	4.2	3.0	7.2	7.5
Return on capital employed (ROCE)*	%	16.2	10.1	6.9	8.9	13.1
Return on equity (ROE)*	%	15.1	7.0	6.0	16.2	13.2
Average sale pr. order	NOK	9 160	9 568	9 156	9 352	9 431
Number of orders	Number	44 874	41 232	41 693	40 177	41 309
[illegible]	Number	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

UNITOR



Profit and loss statement
MNOK

	Note	IFRS 2005 1 h	IFRS 2004 1 h	NGAAP 2004 1 h	*Effect of transition to IFRS*	IFRS 2005 2 q	IFRS 2004 2 q	NGAAP 2004 2 q	*Effect of transition to IFRS*	IFRS 2004
Operating revenues	*1*	1 257	1 112	1 113	(1)	**663**	**561**	**562**	(0)	**2 227**
Cost of goods sold	*2*	701	608	611	(3)	369	305	307	(2)	1 206
Wages and social benefits		265	238	241	(2)	132	113	114	(1)	494
Other operating costs		180	187	187	0	92	96	96	0	352
Depreciations and amortization expenses	*3*	31	30	42	(12)	15	16	22	(6)	57
Operating result		80	49	32	16	55	31	23	8	118
Net interest income/ (costs)		(10)	(9)	(9)	0	(6)	(6)	(6)	0	(17)
Net other financial gain/ (loss)	*1*	(11)	(9)	9	(18)	(8)	(2)	4	(6)	11
Net financial costs		(21)	(18)	(0)	(18)	(14)	(8)	(1)	(6)	(6)
Earnings before tax		59	31	32	(2)	41	23	21	2	112
Estimated taxes		19	12	13	(1)	13	9	9	0	34
Net profit		40	19	19	(0)	28	14	12	2	78

Balance sheet
MNOK

	Note	2005 1 h	IFRS 2004 1 h	NGAAP 2004 1 h	*Effect of transition to IFRS*	IFRS 2004
Property, plant and equipment	*1*	570	527	383	144	547
Intangibles	*2*	240	233	215	17	240
Inventories	*3*	448	392	386	6	420
Other non-current assets		32	36	37	0	32
Accounts receivables		475	430	430	0	423
Other receivables		63	51	51	0	48
Other current assets		0	1	1	0	0
Derivative financial instruments	*4*	34	33	0	33	71
Cash and bank deposits		101	98	98	0	125
Total assets		1 963	1 801	1 601	200	1 906
Total paid-in equity		504	595	595	0	599
Other equity	*5*	210	165	196	(31)	253
Total capital and reserves		714	760	791	(31)	852
Minority interest		2	0	0	0	2
Total equity		716	760	791	(31)	854
Interest-bearing loans and borrowings	*6*	633	488	488	0	466
Other non-current liabilities	*7*	27	29	22	7	31
Other current liabilities	*8*	587	524	300	224	555
Total liabilities		1 247	1 041	810	231	1 052
Total equity and liabilities		1 963	1 801	1 601	200	1 906


MTS 1 - 0%
Cash Flow Hedge 11 (10) 1%
Unitor Chem 61 (63) 7%
Misc. 31 (18) 3%
Chem. 300 (281) 34%
Safety 157 (160) 17%
Refrig. 131 (124) 15%
Maint. & Rep. 210 (203) 23%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 1h
Total MNOK 902 (MNOK 859)
() = 2004 figures


Chem. 1 (1) 0%
Safety 139 (138) 39%
Refrig. 28 (30) 8%
Maint. & Rep. 20 (19) 6%
Cash Flow Hedge 1 (2) 0%
Misc. 2 (3) 1%
Marine Contr. 88 (60) 25%
TeamTec 76 - 21%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 1h
Totalt MNOK 355 (MNOK 253)
() = 2004 figures


Misc. 19 (13) 4%
Unitor Chem 26 (24) 5%
Cash Flow Hedge 4 (5) 1%
Chem. 157 (140) 33%
Safety 85 (81) 18%
Refrig. 74 (64) 16%
Maint. & Rep. 110 (101) 23%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 2q
Total MNOK 475 (MNOK 428)
() = 2004 figures


Cash Flow Hedge 0 (1) 0%
Safety 75 (80) 41%
Refrig. 14 (18) 7%
Maint. & Rep. 11 (11) 6%
Misc. 2 (1) 1%
Marine Contr. 44 (22) 23%
TeamTec 42 - 22%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 2q
Totalt MNOK 188 (MNOK 133)
() = 2004 figures

Revenues/ Result per Division

MNOK	IFRS 2005 1 h	IFRS 2004 1 h	IFRS 2005 2 q	IFRS 2004 2 q	IFRS 2004
Operating Revenue					
Division Ships Service	902	859	475	428	1 719
Division Ships Equipment	355	253	188	133	508
Operating Result					
Division Ships Service	124	74	75	42	182
Division Ships Equipment	4	13	4	6	23
Division Head Office and others	(48)	(38)	(24)	(17)	(87)

Analysis of cashflow

MNOK	2005 1 h	2004 1 h	2005 2 q	2004 2 q	2004
Net change in cash from operation	(38)	(14)	0	26	104
Net change in cash from investments	(21)	(35)	(14)	(18)	(122)
Net change in cash from financing	35	83	2	7	79
Net change in cash	(24)	34	(12)	15	61
Cash position 01.01	125	64	113	83	64
Cash position 30.06	101	98	101	98	125

Equity IFRS

MNOK	Share capital	Share Premium reserve	Other paid-in equity	Minority	Other equity	Total equity
Equity per 31.12.04	241	355	3	2	253	854
Net profit					40	40
Minority						0
Hedge accounting					(55)	(55)
Repayment of Premium reserve		(96)				(96)
Dividend					(29)	(29)
Currency exchange differences					2	2
Equity per 30.06.05	241	259	3	2	211	716



Effect of transition to IFRS

Balance Sheet

Note 1	Property, plant and equipment	
	Depreciations	4.8
	Cylinders	139.2
	Net Equity Effect	144.0
Note 2	Intangibles	
	Deferred tax	12.0
	Depreciations Portlink (ERP system)	2.9
	Depreciations Goodwill	2.4
	Net Equity Effect	17.3
Note 3	Inventory	
	Cylinders	5.7
Note 4	Derivative financial instruments	
	Interest rate swap asset	5.0
	Cash Flow Hedge	10.4
	Project Hedge	17.6
	Net Equity Effect	33.0
Note 5	Retained earnings and cumulative translation differences	
	Depreciations	10.1
	Pensions	(7.4)
	Deferred tax	12.0
	Change derivatives	33.0
	Cylinders	(79.1)
	Loan amortized	0.5
	Net Equity Effect	(31.0)
Note 6	Interest-bearing loans and borrowings	
	Loan amortized	(0.5)
Note 7	Pensions	
	Pension	7.4
Note 8	Other Current liabilites	
	Cylinders	224.1

Effect of transition to IFRS

	Profit and loss statement	1 h	2 q
Note 1	Revenue		
	Cylinder Income	(12.9)	(6.6)
	Cash Flow Hedge moved from finance	11.7	6.1
		(1.2)	(0.5)
Note 2	Raw material and consumables used		
	Depreciations Cylinder	(5.1)	(2.8)
	Reversal of Cylinder Cogs	1.9	0.9
		(3.2)	(1.9)
Note 3	Pensions		
	Pension	(2.0)	(1.0)
Note 4	Depreciation and amortization expenses		
	Depreciations Cylinder	(1.9)	(0.9)
	Depreciations Goodwill	(2.4)	(1.2)
	Depreciations Buildings	(4.8)	(2.4)
	Depreciations Portlink	(2.9)	(1.4)
		(12.0)	(6.0)
Note 5	Finance cost		
	Cash Flow Hedge moved from finance	(11.7)	(6.1)
	Revaluation Cylinder Deposit	(6.4)	(0.3)
		(18.1)	(6.4)
Note 6	Income tax expense		
	Change deferred tax	1.3	(0.2)

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Unitor adopted IFRS standards in its financial reporting starting from 1 january 2005. Further information and more detailed analysis of the effects of the transition on the consolidated balance sheet and income statement were provided by Unitor in April 2005. The information is available at the Company's website, adress www.unitor.com.